U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 4/A

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

                       Global Universal, Inc. of Delaware
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   (Last)                           (First)             (Middle)

                               11701 South Freeway
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                                    (Street)

  Burleson                            TX                 76028
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Power Exploration, Inc.        PWRX

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

     February 2001

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5.   If Amendment, Date of Original (Month/Year)

     N/A
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
                                      Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
1. Title of Security                  Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
                                                                                        See                               See
Common Stock, $0.02 par value         2/7/01         S               8,000,000    D     Note 1   600,000        I         Note 2
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

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Note 1. The  original purchase of the 8,000,000 shares was rescinded pursuant to an agreement that, among other things, contained mutual releases.

Note 2. Genesis Capital Corporation of Nevada holds 600,000 shares of the common stock issued by Power Exploration, Inc. Global Universal, Inc. of Delaware, Inc. is the beneficial owner of aproximately 26.3% of the common stock of Genesis Capital Corporation of Nevada. Reginald L. Davis, Trustee of the Welborn II Family Trust, is a beneficial ownership of 29.2% of the capital stock of Genesis Capital Corporation of Nevada, if share personally owned by Mr. David are included. The Reporting Persons disclaim beneficial ownership of the 600,000 shares held by Genesis Capital Corporation of Nevada.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Additional Beneficial Owner:

Reginald L. Davis, Trustee
Welborn II Family Trust
Insurgentes Sur 800-10th Floor
Colonia del Valle
Mexico, D.F. 03100 Mexico

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:

                        **Signature of Reporting Person

Global Universal Inc. of Delaware

By:  /s/ Reginald L. Davis                           February 22, 2001
   ------------------------------                    -----------------
   Reginald L. Davis, President                             Date

     /s/ Reginald L. Davis                           February 22, 2001
   ------------------------------                    -----------------
   Reginald L. Davis, Trustee of                            Date
   the Welborn II Family Trust

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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